HITTITE MICROWAVE CORPORATION

20 Alpha Road

Chelmsford, Massachusetts 01824

July 20, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 4-6

Washington, D.C.  20549

Attention:  Jay Mumford, Esq.

Re:                             Hittite Microwave Corporation; Registration Statement on Form S-1,

Registration No. 333-124664

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Hittite Microwave Corporation, a Delaware corporation  (the “Company”), hereby confirms its oral request of July 19, 2005 that the effective date of the Company’s Registration Statement on Form S-1 (Registration No. 333-124664), as amended, be accelerated so that the Registration Statement will become effective at 3:00 p.m. on July 21, 2005, or as soon as practicable thereafter.

The Company hereby acknowledges that:

(a)                                  any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not foreclose the Commission from taking any other action with respect to the filing;

(b)                                 any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(c)                                  the Company may not assert any action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

HITTITE MICROWAVE CORPORATION

By:	/s/ William W. Boecke
William W. Boecke, Chief Financial Officer